EXHIBIT 99.6

Infosys Technologies

Q4 FY06 Earnings Call

April 14, 2006

Moderator

Good afternoon ladies and gentlemen. I am Monali, the moderator for this conference. Welcome to the Infosys 4 th quarter and annual earnings call. For the duration of the presentation all participants lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to SingTel. After that, the question and answer session will be conducted for participants in India. I would now like to hand over to the Infosys Management. Thank you and over to your sir.

Sandeep

Good afternoon and thank you all for joining us today to discuss the financial results for the quarter and year ending March 31, 2006. I am Sandeep from the investor relations team in Bangalore. Joining us today in this conference room is CEO and President - Mr. Nandan Nilekani, COO - Mr. Gopalakrishnan, and CFO - Mr. Mohandas Pai, along with other members of the senior management. We will start with a brief statement on the performance of the company for the quarter ended March 31, 2006, followed by the outlook for the quarter and year ending March 31, 2007. After that we will open up the discussion for Q&A. Before I pass on to Mr. Nilekani I would like to remind you that anything that we say which refers to our outlook for the future is a forward looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov. I would now like to pass onto to Infosys management.

Kris Gopalakrishnan

Thank you Sandeep. This is Kris Gopalakrishnan. Nandan is going to join us shortly, he is on his way down. So let me just start off. The income for this quarter was 2624 crores which is a growth of 32.1%, net profit of 673 crores which is a growth of 31.2%. We have given a guidance for the next year where we are looking at a growth rate of 28-30% at the top line and around same rate at the bottom line.

Basically we are seeing strong interest in offshore outsourcing, strong interest in the services which Infosys delivers, this is reflected if you look at our client data. We have 221 clients who are giving us million dollars or more in business. We have 9 clients whose revenues are more than 50 million dollars, and one client of course with revenue of more than 90 million dollars. We have added 38 new clients in this quarter.

Europe has been growing faster than the rest of the world in terms of geographical spread of the business. If we look at services, package implementation services continues to be very strong. In terms of industry verticals, banking and financial services has grown in the quarter. Typically we have the new year starting slowly in the banking and financial services industry but in this quarter banking and financial services has shown a strong growth. Our communication services product group is growing as well as some of the other verticals. So we have seen growth all around.

This quarter we have added more than 5100 gross number of employees. We are looking to add 25000 gross employees across the group companies in the coming fiscal year. In Q4, we have also added about 1100 people at the experienced level, actually 1620 people with experience, so that we are well equipped to service our clients from an experienced level. We have a specific model when we look at how we service our clients and that model is being met today with the distribution of employees we have.

In terms of the different services, I already talked about package implementation. Progeon has done well as usual. Finacle product has had several wins this financial year and continues to expand within India and outside India.

Nandan has joined, so let me pass it on to Nandan to see whether he wants to add something more to give your overall perspective of the business.

Nandan Nilekani

First of all, my apologies for coming in late on this call, I am sorry about that. I think the script is playing out as we had anticipated. I think we continue to have pole position, prime spot in the business. We are looking at 28-30% growth in revenue terms for the coming year. The pricing is stable with an upward bias. Our new services are all adding more and more as a proportion of revenue. Europe as you saw is growing rapidly and has crossed 25%. So I think these are all good signs. I think structurally the global legacy firms have acknowledge now completely that this is the only model for the future and they are making various efforts to try to catch up with us, and I think it is just validation of what we stand for, and I believe that there is a great opportunity ahead of us. I think the Infosys brand has become so much more stronger today, it's now a very well known brand across the world, and especially in the top 2000 companies whom we deal with and want to deal with, and I think also peop le are beginning to buy into our end to end story, and I think people are beginning to see that Infosys really is a great long term partner and not just a vendor. So I think overall we have ended the year on a good note, and we are starting the new year on a good note in our 25 th year. Thank you.

Mohandas Pai

Thank you Nandan. Folks, I will talk about the fiscal year 06. Bala is here and he will talk about the guidance, margins, and other issues for fiscal 07. In the fourth quarter we grew sequentially under Indian GAAP by about 3.5%. Our margins in the fourth quarter at the operating level came down to 26.3% from 29.4% primarily driven by a 1.3% impact due to the appreciation of the rupee. For the third quarter, the average rupee dollar rate was 45.30 and for this quarter it was 44.22, and that led to an impact of 1.3% at the operating level.

Depreciation went up to 5.5% of revenues in the fourth quarter due to increased capitalization and increased write off of assets less than Rs. 5000 from 4.6%, so that is an impact of 0.9%. So 1.3+0.9 is 2.2%. And we also had an increase in employee cost by 0.7% because we brought down the utilization to 77% like we spoke to all of you and that is the impact on the operating level, it is a one-time impact and not a secular impact. We are of course going to be exposed to the <word inaudible> of the rupee-dollar movement going forward and we are going to be working at utilizations around the level that we have and the depreciation will normalize in the next quarter. If you look at the whole year, our gross profit for fiscal 06 is at 46.8% as against 47.2% in 2005. SG&A is 14.3 as against 14.4 in 2005, making a PBIDT of 32.5 as against 32.8 previously. Depreciation is higher this year at 4.6% as against 4% in fiscal 2005, giving us a pretax margin of 29.<last digit inaudible> as against 30.5. Tax rate is lower primarily because of the fact that we had a write back of taxes because of the tax settlement in an overseas jurisdiction and also the fact that overseas income was slightly less profitable this year compared to the previous year. So overall our net income after minority interest is at 25.8 as against 26.5. The average share count for 2005 was 268 million as against 272 million, so we are in good shape. We spent about 1069 crores for this year.

Kris has spoken about the client side, Nandan has given the overall view, I have spoken about the margins. I will hand over to Bala to talk about the guidance for the first quarter and the margins for the next year. Bala.

Balakrishnan

Hi. We had given a guidance of 29-30% growth in revenues for next fiscal, that is between 12254 to 12446 crores. We are assuming the margins to be stable for the whole of next year. We are giving wage increase of 14-15% in offshore, that is in India, and 3% outside India, that will have some impact in the first and second quarters, but over the year it will get normalized and we are looking at a stable operating margin and a stable net income margin for next year. The growth in the EPS is slightly lower than the top line mainly due to some dilutions coming out of exercise of stock options, and also there was a one-time tax credit in the previous year which won't continue in the next year. So overall for next year we are talking about stable margins, solid growth of 29-30% on a top line, and we are assuming the rupee dollar rate to be stable for next year. We normally take the year end rate for the guidance, we give the guidance in dollars and use the year end rate for the conversion purpose and we a re assuming 44.48 for the whole of next year. That is on guidance.

Now, we can take the questions from you.

Moderator

Thank you very much sir. At this moment, I would like to hand over the proceedings to SingTel moderator to conduct the Q&A for participants connected to SingTel. After this we will have a question and answer session for participants at India bridge. Thank you and over to Zareena.

SingTel Moderator

Thank you Monali. We will now begin the question and answer session for participants connected to the SingTel bridge. Please press 01 to ask a question.

The first question we have is from Mr. Pratik Gupta, and he is calling from Citi Group, Singapore.

Pratik Gupta

<phrase inaudible> for the next year, I was just wondering are you talking of margins to be stable from the fourth quarter levels or from the full year levels, that is question one. And then secondly just a followup to that is if you could elaborate a bit more on the various margin levers going into next year, especially given that your subsidiaries especially China and consulting you had said that you expect them to break even, how would that impact the overall profitability and also pricing seems to be moving up slightly. I was just wondering if you could elaborate on the pricing outlook as well. And last question is on tax, what do you expect your tax rate to be for this year?

Balakrishnan

I think we are talking about stable margins from the full year basis. We have operating margin of around 32% this year, and we are saying that the margins will be stable for the next year. On the pricing front, we are assuming the prices to be stable. We have seen some small uptick in this quarter where the onsite rates have gone up by around 0.6% and offshore by around 0.3%. Going into next year we believe that pricing will be stable. That is there in our guidance.

Pratik Gupta

Okay. On the pricing, have you taken into account the impact of any large deals in your guidance either on volumes or on pricing?

Balakrishnan

No, we have not factored in any large deals. It is regular organic growth which we had given in the guidance. If any large deals come up that will be additional.

Pratik Gupta

And what about the tax expectations for this year?

Balakrishnan

On the tax front, the effective tax rate is something around 11.5%. Going forward in the next year it will be stable, at the same rate.

Pratik Gupta

Okay, all right. Thank you. Sorry, just one followup on the China and consulting, when do you expect them to break even and also if you could give us some details on the performance this year of all your subsidiaries, revenues and profits?

Mohandas Pai

Let me talk about the performance for all the subsidiaries this year. Progeon has done 378 crores with 24.6% margins. Australia has done 321 crores with margin with a net income of 18.42. Infosys Consulting 143 with a deficit of 36.4. China 26 with a deficit of 16.59. If you add up all of them you get something like about Rs. 870 crores of revenue and a net income of about Rs. 40 crores. So the percentage of profit on the subsidiaries for about 880 crores is just about Rs. 40 crores, and the rest of the business, that is <word inaudible> company, has earned those margins. So the overall business margin is at 25.8. Going forward I think Bala will answer that question.

Balakrishnan

See , Australia is making profit, Progeon is making profit. Consulting and China are still in the investment phase, they are in the growth phase, so there maybe some losses even next year. Our guidance factors in those losses, and Consulting maybe breaking even somewhere close to the end of next year. Till that time they are in investment phase and the losses are already factored in the guidance.

SingTel Moderator

Thank you sir. Next online we have Mr. Shailesh <complete name of speaker inaudible> from Nomura Securities, Singapore. Go ahead sir.

Shailesh

Thank you. Firstly, Mohan if you could help clarify when you were explaining the decline in OPM, I could not get you fully, I think you mentioned about 0.7% impact because of increasing employee cost, is that correct? And you mentioned it is one-time impact, why it is one-time?

Mohandas Pai

Well, I said the utilization has come down to 77% excluding trainees from about <digit inaudible>% in the previous quarter and we have added on slightly more people than what we had anticipated because we want to make sure that we start the new year with a good number of people, and that was 0.7% more than what we had anticipated in the guidance. It is not increase in cost, it is just that we had 0.7% more cost for employees than what we had when we first gave the guidance out. So it is not an increase in cost, it is due to volumes. And we have utilization at 69% including trainees, we still have about 4500 people in training, that augurs well for the business. And if you look at the rupee-dollar, I said it is 1.3%, and the depreciation 0.9%. So if you look at the two events, depreciation and the employee cost, these are one-off, and next quarter we could always ramp up utilization, I mean, they have been factored into the guidance. And rupee-dollar you will remember that we started the quarter with a translation rate of 44.98 and a guidance rate of 44.50. Our actual rate turned out to be 44.22, and the translation turned out to be at the quarter end 44.48. So because of the rupee we had a hit for the fourth quarter. And the next quarter like Bala said, for the next year we have taken 44.48 for the guidance. Is it clear Shailesh?

Shailesh

Yes, very clear. Also there appears to be a perceptible slow down in the rest of the world part of the various geographies in 4Q and that has been the trend actually in the past three quarters as well, so what is happening here? Which of the geographies is slowing down and what do we expect for the year ahead?

Kris Gopalakrishnan

See, Europe has definitely grown faster, and so as one region grows faster, as a percentage the other comes down little bit, but from an absolute term probably I would say Asia Pacific is slightly slower at this point, growing slightly slower at this point.

Shailesh

And the growth in China, is it tracking in line with your previous expectations or is it slowing down? And also if you could help give the staffing numbers of China now and the guidance for next year?

S. D. Shibulal

Last year we billed $5 million in China. We had two objectives when we started China. One was to attack the local business, other one was to deliver global business from China. Last year we have tracked well on the local business. On the global business we are yet to come to our goals. This year we will be pushing local and global business. We have planned aggressive growth for China this year. Currently we have about 500 people in China. We expect to close the current year maybe more than 1000 people.

Shailesh

Thank you. And among the various lines of businesses, consulting if I were to see, consulting has had more of a volatile year, understanding that it is pretty much in the nascent stages the volatility is expected, but this quarter we saw a growth; when we are modelling can we assume that this growth trend of 9-10% is likely to continue for this year?

S. D. Shibulal

Our consulting revenue includes not only IC, it includes other kinds of consulting. If you look at our consulting, we have approximately 2000 consultants across the board, that including Infosys Consulting, it includes people in our enterprise solutions group, it includes people who are doing technology consulting, infrastructure, system integration consulting, so our consulting is a very broad based service, at the same time it is transaction oriented, it is not annuity based. So it will have higher level of volatility compared with our other areas of service. We expect the consulting to grow at a healthy pace.

Shailesh

Okay. Thank you.

SingTel Moderator

Thank you sir. Next online we have Mr. P. Singh from <name of entity inaudible> Singapore. Go ahead sir.

P. Singh

I just had couple of questions, first one on the subsidiaries, it looks like that <word inaudible> quarter revenues from the subsidiaries are down this quarter, any reason behind that?

Mohandas Pai

Is the question that the income from the subsidiaries has come down this quarter compared to the previous quarter, is that the question?

P. Singh

Yes sir, revenues primarily.

Mohandas Pai

Well, Progeon has done 108 crores as against 102 crores, Australia has done the same revenue as the previous quarter, consulting has gone up to 42.48 crores as against 37.61, China has been lower. Overall the subsidiaries revenues have not grown at the same pace possibly as the Infosys revenue, but certainly are more compared to the previous quarter.

P. Singh

Sir, what I looked at is basically your consolidated and standalone statement, if I subtract the number, consolidated minus standalone, that has come down this time in terms of revenues?

Mohandas Pai

Yes, that is what I said. If you break up the numbers, Progeon has done better, Australia is flat, Consulting has gone up, and China is down; and in absolute numbers you find that the revenues are the same on a standalone basis but if you net off some of the inter-company transactions what you say is right. And also you must take into account the rupee. Progeon is in rupees. Are you looking at the dollar figures or rupee figures?

P. Singh

Sir in both, basically in dollar terms it is down 1% quarter on quarter, in rupee it is down 2% quarter on quarter.

Mohandas Pai

Yeah, Progeon is substantially in rupees because they don't have a natural hedge like Infosys has, but I think it is okay, I mean, they have all grown as per the budget.

P. Singh

Okay. And sir second question on your margins, what you are indicating is that full year margins next year should remain similar to this year, now if I build the margin from the fourth quarter that implies a significant increase, upwards of 150 basis points, while in the past you have <word inaudible> 70 basis points because of <word inaudible>, what could be the remaining 80-90 basis points, where would that come from compared to fourth quarter, compared to next year?

Balakrishnan

See, in the fourth quarter we have the rupee-dollar impact, because of the rupee-dollar impact the margin was impacted by something around 1.3%. Going forward for next year we are assuming the same rupee-dollar rate for the whole of next year, and also the depreciation in the fourth quarter went up by around 0.9%. Next year that gets normalized over the year and that is the reason.

P. Singh

Bala, on rupee-dollar rate, are you building that while we had a 130 basis point hit this quarter, next year somewhere that hit would get reversed or are you not assuming anything on that, sorry that was unclear to me.

Balakrishnan

No, we are not assuming any impact of rupee-dollar rate on the margins for next year. We give the guidance in dollars. We just use the year end rate for converting the dollar guidance to rupee guidance, that is what is means.

P. Singh

Okay, so the remaining shortfall will be primarily filled by reducing proportion of depreciation, is that right?

Balakrishnan

What is the question?

P. Singh

Like you said there are two reasons, one is rupee-dollar, the other is depreciation. So when next year you build the margins are you assuming depreciation rates will go down significantly?

Balakrishnan

No, see in the fourth quarter it went up by 0.9%, over the year it is around 4 - 4.5%, we have assumed the same thing in the guidance. See, fourth quarter it went up because of capitalization of some of the newly started development centers and that won't be.., that will get normalized over the year.

P. Singh

Okay sir. Thanks a lot.

SingTel Moderator

Thank you sir. At this moment there are no further questions from participants at SingTel. I would like to hand over the proceedings back to Monali.

Moderator

Thank you Zareena. We will now begin the Q&A interactive session for India participants. Participants who wish to ask questions may please press *1 on your telephone keypad. On pressing *1 participants will get a chance to present their questions on a first in line basis. Participants are requested to limit to one question in the initial round. First in line we have Mr. Sameer Goyal from Alchemy <complete name of entity inaudible>.

Sameer Goyal

Hi gentlemen. Actually the question pertains to, in the last two years we have seen a strong growth in banking and services, and on the BPO and product business, but the laggards continue to be transportation and insurance and engineering and re-engineering services, could you give us some sense say two years to three years down the line how would the growth in the service and in the industry space look like?

Kris Gopalakrishnan

See, in the industry space, you know, clearly we are investing in all the industry segments we are working in insurance, banking, financial services, manufacturing, retail, telecom, energy utilities, transportation logistics, etc. All of them are growth areas for us. Definitely from a market share perspective, from a opportunity perspective we have just scratched the surface in each of these industries. We have today a broad portfolio of services which can be used to increase our revenue from this. Now quarter upon quarter some of them will be growing faster than others, that is because the smaller ones typically depend on a fewer number of clients, the larger ones are of course much more broad based and may have little bit more stability and things like that, but all of them are growing. Specific to transportation and logistics it's really one client who had a slow down some time back, not just now, which had overall year on year is showing as slowed down, but even there we are seeing growth actual ly. From a services perspective, again all the services are growing, year on year if I look at last 12 months all the services are growing, some of course are growing faster than others. Package implementation is growing faster than others. Some of the smaller services like business process management of Progeon is growing, you know, infrastructure management services is growing, independent <phrase inaudible> testing is growing, and maintenance is kind of keeping pace with the growth in the rest of the business. Year on year if I look at, Progeon has grown more than 100%, package implementation has grown more than 40%, maintenance has grown almost 37-38%, and products has grown, that is, Finacle has grown about 70%. So some of them are growing faster than others, but all of them have grown actually.

Sameer Goyal

Sir, actually my question was, what would be the real revenue clickers both in terms of service line and industry offerings for the next two years? Which would be the services and which industry would really kick up the revenues...?

Kris Gopalakrishnan

My answer was that all of them are growth engines. We can't give specific guidance or projection for each of these. We have given at the company level what we believe to be the revenue for fiscal year 2007. We do not want to break it down further at this point.

Sameer Goyal

The other question was on the utilization level actually, the utilization has come down <word inaudible> the company... what would the utilization levels the company would be comfortable with?

S. D. Shibulal

Our targeted utilization is high 70s and low 80s. Our utilization has come down marginally in this quarter, but it is within the tolerance levels which we have, which is high 70s and low 80s.

Sameer Goyal

Thanks and best of luck.

Moderator

Thank you very much sir. Participants are requested to limit to one question in the initial round. Next is Mr. Sandeep Shah from Motilal Oswal.

Sandeep Shah

If we look at the operating metrics, consolidated average billing rate <word inaudible> by 0.4%, if we look at just the <word inaudible> the average billing rate has increased by 0.7%, so implied billing rate for the product and the BPO business seems to have declined by 10.3% QonQ. Is it a right analysis, and if yes, why there is a sharp decline in the product as well as the BPO business?

Nandan Nilekani

No, I don't think it is the right analysis, because if you look at the data we give it for the services business on a standalone basis then there is the product business, the product business goes up and down like a yo-yo because there is license revenue that comes, there is implementation revenue, so the product business for Finacle was lower this quarter compared to the previous quarter, and obviously that will impact at the overall consolidated level, and Progeon has been, Progeon I think Amitabh will talk about that.

Amitabh

I think as far as the metrics are concerned our performance this quarter in comparison to last quarter has been, in terms of margins similar. We have been for the last six quarters in the 24.5% - 25% range. Revenue in dollar terms has gone up from 22.5% to 24.5%, so we have continued to grow and we are also guiding that we will continue to grow rapidly in the next year. So I don't think from operating metrics perspective anything has really changed.

Our per capita revenue <word inaudible> is actually going up because as we ramp up on the knowledge services side as we ramp up our center in Borneo and Czech republic and hopefully China in the next two quarters actually revenue pre capita hopefully will continue to move up, which is an important metrics for us which we track.

Sandeep Shah

If we look at the lateral employee as a percentage of net addition, this quarter it is 49%, highest in the last - any plan going forward about this ratio going forward?

Nandan Nilekani

Well you know that ratio goes up and down depending upon how many people join in that quarter, how many people leave. I think everybody is over reacting to that report - particular report set out by somebody, nobody is reading the clarification that came later that states that report was possibly based upon inadequate data, wrong data. So we will continue to hire laterals in the market place, we will continue to hire at the maximum numbers that we can get, and we have a good model going, so I don't think that is going to determine the fate of this company.

Sandeep Shah

Okay, thank you.

Moderator

Thank you very much sir. Next is Ms. Mithali Ghosh from DSP Merrill Lynch.

Mithali Ghosh

Good afternoon and congratulations to the management team on the robust growth that you are targeting in the next year. My question pertains to the revenue outlook that you are expecting. Given this is the highest guidance that you have given to date in terms of growth, you are obviously feeling good on the outlook than you have probably felt in previous years, so could you <word inaudible> elaborate what are the key factors behind this, is it to do with the sort of cyclical uptick in the market place or you know competitive position within Infosys, or does it have to do with the way the guidance is sort of built up.

Nandan Nilekani

Well, if I remember the guidance we gave in 2002 was also similar but that time it was not well received, so I think Mithali its not that we have gone out and said we will give higher guidance or lower guidance, it is really what is our comfort and confidence at the beginning of the year that this number is achievable. And I think our own sense is that number of things are happening, one is clearly the IT spending is robust. We see growth in IT spending, particularly we see lot of interest and lot of opportunity for offshoring and outsourcing. So that's clearly one sort of macro trend. The other thing is that I think Infosys in particular is particularly well placed because we are seen as the global brand, we are seen as having progressed quite a bit in terms of domain, consulting, business knowledge and so forth, so we are seen as a company that is just more comfortable to work with. So I think there is a lot of thatand that gives us, makes us a natural choice. We are also seeing a lot of growth in our existing accounts, if you notice we now have 221 accounts of more than a million, we have now 9 accounts of more than $50 million. So we are seeing good growth prospects, and the customers in these accounts are willing to say that they are going to spend more money. We believe there is going to be an uptick in discretionary spending, so that means people will look at doing up new projects and so forth. Plus I think internally from a organizational perspective I think our infrastructure, our hiring, our training are all in place. We plan to hire 25,000 new people this year. So I think internally also the supply chain and delivery engine is humming well. So all these things put together give us the confidence that we can start the year with a 28% to 30% growth in dollar terms.

One other thing I would like to add at this point which I think you should keep in mind is that our belief is that in a robust market with demand really I think its important to - and when you have a certain capacity I think you must think through how you make sure that for the capacity that you have that you get the best possible value creation, and therefore the entire growth that we are committing to in our guidance is entirely regular organic growth, it is not from large deals and we would be somewhat hesitant to commit a large number of resources in such a buoyant market at low prices on a long-term basis. I think that we think is an inappropriate strategy for buoyant market like this.

Mithali Ghosh

I see, and Nandan when you mean large deals, that is something I have not quite understood, when you say large deals are not factored in, I mean, would you classify something like ABN Amro in that category or are you saying something with a slightly inorganic kind of element in it?

Nandan Nilekani

No, I mean, ABN Amro is factored into this, because we have already got the deal.

Mithali Ghosh

No, I mean in terms of new deals...

Nandan Nilekani

Yeah, the revenue growth that we are committing to is organic growth from just expanding the opportunities we have with current and new customers, and we also believe that that's a right strategy in a buoyant market.

Mithali Ghosh

Okay, that is helpful. And one more question, Mohan, on the supply side again lately been a lot of discussion on structural issues and supply in the Indian IT services market. So just wondering in terms of wage pressure, if you can talk a bit about that and you know what you are seeing in terms of supply of middle managers, and you referred in the morning to the kind of pyramid you have with experienced and less experienced, so where we are in that?

Mohandas Pai

Well Mithali, the middle level issue has been an issue for the last 12 years it's nothing new, people keep discovering old facts and you know it becomes a bigger issue, but the key thing is the industry is growing at 30% a year, has grown 30% a year for the last 12 years and more, and obviously middle level people will always be a challenge for the industry because getting the right kind of people with the right skill set, right experience is always a challenge, specially when the work we do becomes extremely complex, spread across various verticals and various horizontals, the breadth and width - the breadth and depth of the work that we do is enormous today compared to lets say 4 years ago. The technological capabilities you need to have are totally enormous. That means you need to have a human resource portfolio which you manage when you bill your services and you have to make sure that you meet all the demands of your clients. Take the BPO for instance, they work in F&A area, they work in the telecom area, they work in the manufacturing area, they work in financial services, and the kind of skills you need are enormous. So there will always be a challenge of matching skills on an ongoing basis. What we have done to address this issue over the last many years is to build a role based organization based upon competencies. We map the competency for each job and match that to the role that a person is playing in the organization whether he has the competency to match the role and we create a pyramidical structure where there is a particular algorithm which takes care of the ratio of senior people to middle people to people who are developers, and we are well within the ratio and we have seen the ratio in a narrow band over the last 3 or 4 years. For example, we are trying to build a consulting organization we got more than 2000 consultants like Shibu said, and as time goes by we will increase. Our enterprise resource planning business has grown to more than 335 million with more than 4500 peo ple there, which is enormous, we have 2500 MBA's 42,000 engineers and 500 Chartered Accountants. Its an enormous pool of talent that we have. So I think it is a challenge for other companies, we are fairly well positioned and of course mixing and matching will always be a challenge, like Shibu said in the TV interview about 98-99% of time we are able to match, 1% sometimes we are not able to match because people will be busy. So it is a challenge, but I guess the wage pressure will be there in the middle level for some more years to continue.

Moderator

Thank you very much ma'am. Next is Mr. Shekar Singh from <complete name of entity inaudible> Securities.

Shekar Singh

Hi sir, I just wanted to know like, one, on the Progeon side, what is the sort of margin expectation for 07'? Are we expecting some sort margin improvement over there?

Amitabh

I think we are the most profitable BPO company in India, so we are trying to maintain our margins at the same level because we have to invest for growth, so we will I think maintain our margin at the same level.

Shekar Singh

<phrase inaudible> it is a slightly macro question, because there seems to be an illogical argument which is doing the rounds, put forth by many analyst, saying that the demand environment is good, salaries both onside and offshore are going up, but somehow nobody seems to be factoring in that the billing rates can also go up, so can you just throw some light as to what are your views in terms of billing rates actually going up, and are there any factors say like the MNCs actually impacting your offshore billing rates?

Mohandas Pai

Shekar, that is a question waiting for an answer that we want to give, and exactly what Nandan said, the market situation is buoyant, demand increasing, resources are <word inaudible> going to be elastic to the extent demand is, and obviously you need to have a strategy to make it work. The strategy is not to grab more territory but the strategy is to do the business that you want at prices that you wish to have, and obviously if the market is imbalanced with more demand and less supply the price is going to be impacted positively. <phrase inaudible> for that to happen, and hopefully it will happen and we are well poised. If you look at all the market place, like Nandan said we are well poised and trying to grab territory now may not be the right strategy.

Shekar Singh

Exactly. Secondly like, okay, just because there is one of the brokers who is claiming that there are some $100 billion worth of deals in the market, that consulting house basically seems to be claiming that most of the MNC's like IBM, Accenture, they will actually be playing the pricing game pretty aggressively in the offshore market. So if I was to just take your views in terms of the offshoring deals, are you seeing some sort of huge pricing pressure from these guys because of which like we are not seeing the billing rate actually going up?

Kris Gopalakrishnan

See, first of all the opportunity with this $100 billion effect if it is really there, if it really comes to the table for us to bid on, clearly is that some of them will get broken up into pieces, either the applications part or sometimes applications and infrastructure part, or may be application, infrastructure and operations part will go offshore and we have services in all three areas. Now when a client looks at a project or a proposal they have two ways of looking at it, one is looking at it from a relationship, strategic, an overall value perspective because the price or the rate at which you buy a service is more than just the manpower rate or the people rate, it includes implementation, it includes the time to market, it includes the further maintenance and things like that of the product, you know, total cost of ownership, and when somebody looks at it that way, plus include in that the risk perception of the relationship, Infosys scores very high. If somebody says what is the rate per hour for a particular programmer or a particular developer, definitely they are looking at it very differently, they are looking at it actually not as an outsourcing relationship more as a staffing relationship, and definitely you know we are aiming to get more of the business on the first part rather than on the second part and that's what we would target and clearly we have a very competitive position in that space. If you look at our growth rate over the last 5 years definitely we would be probably the number one or at least in the top three amongst all the players there. Now with respect to MNC's, clearly their strategy is to defend their <word inaudible>. These $100 billion of deals which are coming for re-negotiation, many of them are currently with these multinational companies, and so they are trying very hard to defend their position and they would take different strategies to defend that, some of which will be based on price, so we have to see how it goes.

Shekar Singh

Okay. Lastly in terms of actual numbers when can we - when say within your estimate, can we expect the per employee numbers or say the billing rates actually showing up - going upwards? Can we expect over the next two or three quarters some such things actually showing up in the numbers?

Kris Gopalakrishnan

This quarter there is an increase in the blended rate of 0.7% ...

Shekar Singh

No sir, actually the thing is, for example if you look at the salary increase as say 15% offshore and 3% onsite, to cover that sort of salary increases you actually require per employee salary increase to go up at a slightly faster pace.

Kris Gopalakrishnan

We have always said that by managing the business mix, by bringing in scale benefits, by looking at rate increases slight may be, by you know a combination of all these, and it is also a function of which customer is growing today, we can manage our margins, and we are doing that, if you look at....

Shekar Singh

Yeah exactly sir, actually if you look at this year since you are expecting the margins in 07' to remain at the same level as 06', plus-minus a few basis points, then basically it means that, since in terms of levers also you don't have many levers as such, at least to an analyst they don't appear so clearly, it seems as if you are.<phrase inaudible>.

Nandan Nilekani

Let me answer that, in the last 12 years the same issue has come year after year, right, every year salaries have gone up, every year people have asked us when is it going to go bust..

Shekar Singh

I am not saying that, I am just saying the...

Nandan Nilekani

All I am saying is, the way we have created a structure within the organization, in the month of April compared to month of March there is a 14% to 15% hike in salaries, when the months advance to March, you compare March of one year with the March of the previous year the average hike would be maybe 5% to 8%, you understand, so that is the mix impact, that's one. Two, you just track our cost of revenues from US GAAP over the last 8 years, cost of revenues has come down as a percentage. Look at our SG&A, it has come down slightly as a percentage. If you look at all the efficiencies that are in the system you'll find that we have this ability to manage on an ongoing basis a increase in salary cost on a month-to-month basis when we give hikes by about 12% to 15%. And if you see the per capita revenues they have been flat for the last 3 years and have gone up just now, and you are right as the years go by I think the per capita <word inaudible> go up, but a very interesting phenomena is happening, more and more value is being delivered at the same price point, that also is happening more and more.., so it all depends on how fast the enterprise solution grows, how fast the consulting grows, how far you go up the value chain. If you have a large quantum of work from application development maintenance then I think your ability to go up the value chain increase per capita revenue gets limited. So you have seen our application development maintenance mix change, right? And that's why you find us in very good shape, you look at other players and you find that large number of ADM, there will be a challenge.

Shekar Singh

The only thing which I was expecting is that this year I was expecting a margin expansion to happen, and I was slightly disappointed when you said actually the margins will be in line with last year..?

Nandan Nilekani

Shekar, we have always said that margin beyond a point we would like to plow back into the business for growth, hire more people and train them, hire more client facing group, create more solutions, create an intellectual collateral within the firm, improve the technology domain and improve the business domain etc., we will plow it back in the business, we have said that consistently.

Shekar Singh

Okay, lastly a very small question on the stock expensing charges under US GAAP, what was the total quantum which has been taken into account while giving the guidance?

Balakrishnan

Next year guidance assumes a $4 million charge for the ESOP, that is factored in the US GAAP guidance.

Shekar Singh

Thanks a lot sir.

Moderator

Thank you very much sir, next is Mr. Surendra Goyal from S SKI Securities.

Surendra Goyal

Good afternoon every one. In Q4 Progeon has grown in line with the company, which is at around 4% sequentially, any reason for some kind of slowing down out there and what is the outlook for FY07?

Amitabh

If you look at the dollar terms, it is not 4%, we have moved from 22.5 to 24.4. Yes, as far as the guidance is concerned for next year, we are saying we will grow by <words inaudible>, I have already mentioned that we will maintain the margin at the same level.

Surendra Goyal

Okay thanks. And just wanted to know the number of employees in Progeon at the end of FY06.

Amitabh

7025

Surendra Goyal

Yeah thank you, thanks a lot.

Moderator

Thank you very much sir. Next is Mr.Anantha Narayan from Morgan Stanley.

Anantha Narayan

Thanks and good afternoon everyone. My question was on the consulting business, from what I recall you are I think looking at 4Q this year or maybe the first quarter next year for the business to break even, and that seems to now have been pushed back to maybe the end of next fiscal, you know, what has really happened between then and now?

Kris Gopalakrishnan

We had a model for consulting, which we were tracking from a revenue perspective, we are making some investments in recruiting, we are also recruiting more senior people which has increased the cost also, which is from a long-term perspective which we hope will help us going forward because that will allow us to build a much larger practice going forward. Consulting is also little bit choppier because it is more transaction oriented, so we had a slow down in the Q4 in terms of some of the projects we were going after got delayed, so that is what is happening right now, we are saying that over the course of this year definitely it will become profitable.

Anantha Narayan

Thanks. Just finally those, recently some noise on some anti outsourcing measures being adopted by the UK government, any comment on that?

Kris Gopalakrishnan

We are also looking at it to study the impact of that. Right now we don't see any impact on our business but we are still studying that, I don't want to comment more on that at this point.

Anantha Narayan

Thank you and wish you good luck.

Moderator

Thank you very much sir. Next is Mr. Trideep Bhattacharya from UBS Securities.

Trideep Bhattacharya

Good afternoon. Congrats to the management on completing 25 years with an impeccable track record and best of luck going forward. Couple of questions, one is on, as you say the discretionary spending environment is kind of picking up, what proportion of your revenues would you say is very highly geared to pick up in discretionary spending?

S. D. Shibulal

I would think that the entire development revenue and the enterprise solutions revenue which is close to 47%, plus consulting, will come under the discretionary spending.

Trideep Bhattacharya

The second thing is, as the demand environment is quite robust, are you seeing an increasing impact or increasing visibility of firms like TPI while negotiating larger contracts or is that kind of reducing, do you see more middle men these days when you go and bid for large contracts or its lesser than previously?

S. D. Shibulal

For the so called large deals which are multi-year committed deals, we are definitely seeing middle or third-party advisory services in most cases.

Trideep Bhattacharya

I see. The third thing is on the, could you comment on moving forward as the integration of Progeon within the Infosys more kind of a portfolio, will that continue to behave like a separate entity or will that be merged <word inaudible> cost and benefits that can come from that, if at all?

Nandan Nilekani

Well right now Progeon and Infosys work almost like a single entity with a one Infy initiative, it will remain a separate entity as per our thinking right now.

Trideep Bhattacharya

I see. Thanks a lot and best of luck.

Moderator

Thank you very much sir. Next is Mr. Hitesh Zaveri from Edelweiss Securities.

Hitesh Zaveri

Hi, congratulations to the management team. Nandan, my question is with regard to the comments that you have been having for few months, which is, the top line IT spending continues to be a stable number but what happens is within that the churn is so interesting that the offshore number is increasing, your comments today of you know the spend going up up, etc., are you seeing any change vis-a-vis the top line global number also increasing and within that the proportion of offshore increasing than you thought say about couple of months or few months before? Thanks.

Nandan Nilekani

No, I mean the sense we get from talking to clients is that, yes, I think there is certainly a greater propensity to spend on IT. At the same time I don't think people are looking at huge budget increases, I think they are looking at few digit point kind of increases, so I think while there is that I think the benefit for us is the combination of increasing in spending and the increasing in the proportion of spending on offshoring, that combination is what is really driving the growth, and the other point which I made was that one of the reasons for the increase in spending is that people are looking at discretionary projects and we hope that we can get a piece of that.

Hitesh Zaveri

The spend on the enterprise side, the Infosys revenue has increased impressively in the last years, how do you see this year, I know that you don't necessarily break down services wise, but what kind of <word inaudible> you are seeing in that business?

Nandan Nilekani

I think enterprise solutions continues to be growth area for us. We believe that while it may not be reflected in terms of license revenues of ERP vendors, we do believe that lot of the worlds large companies have made major investments in ERP solutions and are not willing to spend huge amounts of money and project and time overruns with traditional suppliers, and they are looking for a much better value proposition which we have been able to provide. So I think definitely we think that is a growth area for us. In addition remember that one of our thrust areas in Infosys Consulting is really looking at how consulting can be aligned with ERP deployment to make sure that we can have more consulting led global initiatives.

Hitesh Zaveri

Thank you so much.

Moderator

Thank you very much sir. At this moment there are no further questions from participants, I would like to hand over the floor back to management team for final remarks.

Mohandas Pai

Folks, I want to make a personal remark, you might be aware I am stepping down as CFO after this call, I want to thank you for all the - I mean I wont be in the next call, I want to thank you for all the kindness and for all the camaraderie that I shared with you in the last 12 years. I have enjoyed every single moment of it. I am really going to miss talking to all of you people. We have a wonderful new CFO from first of May, I am sure you will enjoy working with him. Thank you very much for all the talk you had with me and as usual Infosys looks forward to engaging with you in the future. Thank you.

Nandan Nilekani

I also want to thank everyone for being on this call, I know that today is a holiday and a long week end for all of you and in spite of that we are grateful that you have taken time to come on the call and we appreciate the support and look forward to talking to you next quarter.

Moderator

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